MATERIAL CHANGE REPORT

Reporting Issuer:

Canadian Imperial Bank of Commerce (“CIBC”)
Commerce Court
Toronto, Ontario
M5L 1A2

Date of Material Change:

December 22, 2003

Press Releases:

On December 22, 2003, CIBC issued the attached press release announcing the change.

Summary of Material Change:

On December 22, 2003, CIBC entered into agreements with the U.S. Securities and Exchange Commission and the U.S. Department of Justice that resolve their respective investigations into certain transactions involving CIBC and Enron Corp. CIBC also announced it has reached agreements with the Office of the Superintendent of Financial Institutions and the Federal Reserve Bank of New York regarding the implementation of policies and procedures to further strengthen corporate governance and internal controls at CIBC.

Full Description of Material Change:

On December 22, 2003, CIBC agreed with the staff of the U.S. Securities and Exchange Commission (“SEC”) to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, CIBC paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in CIBC’s 2003 annual consolidated financial statements. This settlement concludes the SEC’s investigation into Enron-related matters with respect to CIBC. On the same day,

CIBC entered into an agreement with the U.S. Department of Justice. The Department of Justice has agreed not to prosecute CIBC for violations of criminal law that in the Department’s view have been committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings of a three-year period, including: CIBC’s continued cooperation with the Department; its acceptance of responsibility for conduct of its employees; its agreement to exit certain structured finance businesses and transactions; its agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements, and quarter and year-end transactions; and its retention of a law firm to monitor its compliance with these new policies and procedures. CIBC also agreed with the Federal Reserve Bank of New York and the Office of the Superintendent of Financial Institutions to implement the policies and procedures outlined in CIBC’s agreement with the Department of Justice and, for three years, to retain an independent firm to perform agreed-upon auditing procedures with respect to CIBC’s compliance with these policies. CIBC had previously announced that it has set aside reserves totalling Cdn.$109 million in respect of these Enron-related regulatory matters. No additional reserves are being taken in connection with the settlements. Management does not expect the terms of these settlements to have material adverse impact on CIBC’s consolidated financial position or results of its operations.

Reliance on Section 75(3) of the Act:

Not applicable.

Omitted Information:

Not applicable.

Senior Officer:

For further information, please contact Jacqueline C. Moss, Senior Vice President, Deputy General Counsel.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 22nd day of December, 2003.

CANADIAN IMPERIAL BANK OF COMMERCE

by:	/s/ Jacqueline C. Moss

Jacqueline C. Moss
Senior Vice President, Deputy General Counsel

News Release

CIBC REACHES AGREEMENTS WITH AUTHORITIES REGARDING ENRON

TORONTO, Dec. 22, 2003 — CIBC announced today that it has entered into agreements with the U.S. Securities and Exchange Commission and the U.S. Department of Justice that resolve their respective investigations into certain transactions involving CIBC and Enron Corp. CIBC also announced it has reached agreements with the Office of the Superintendent of Financial Institutions and the Federal Reserve Bank of New York regarding the implementation of policies and procedures to further strengthen corporate governance and internal controls at CIBC.

John Hunkin, CIBC’s President and Chief Executive Officer, said: “We are pleased that the actions we have taken today will bring to a close these investigations of CIBC. We worked in cooperation with the authorities to resolve these matters, and we will act quickly to implement the terms of these agreements.

“Even before these agreements, CIBC implemented policies and procedural changes to enhance our corporate governance measures and internal controls, not only to comply with new regulatory requirements, but also to preserve the trust our customers and shareholders place in us.

“We are pleased to have put a major portion of the Enron matter behind us. We still have various Enron-related civil suits pending, and we intend to defend ourselves vigorously in those cases.”

In connection with the SEC settlement, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of the federal securities laws. CIBC also paid a total of US$80 million in disgorgement, penalties and interest. In connection with the U.S. Department of Justice agreement, the Department has agreed not to prosecute CIBC with respect to certain transactions involving CIBC and Enron. This agreement is subject to certain understandings, including CIBC’s continued cooperation with the Department, its acceptance of responsibility for the conduct of its employees, its agreement to exit certain business activities, its agreement to adopt and implement new policies and procedures related to the integrity of client and counter-party financial statements and quarter and year-end transactions, and its retention of a law firm to monitor its compliance with these new policies and procedures for a period of three years.

CIBC agreed with the Federal Reserve Bank of New York and the Office of the Superintendent of Financial Institutions to implement the policies and procedures outlined in CIBC’s agreement with the U.S. Department of Justice and, for three years, to retain an independent firm to monitor CIBC’s compliance with these policies.

Over the last two quarters CIBC has announced that it has set aside reserves totalling CDN$109 million in respect of these Enron-related regulatory matters. No additional reserves are being taken in connection with the settlements announced today.

CIBC will hold an analyst/media conference call at 2.00 p.m. (EST) today Dec. 22, 2003. Participants should call the following number 10 minutes prior to the call: 1-888-575-8232. An Instant Replay will be available within approximately one hour following the completion of the call at 1-800-408-3053 access code 1515930# until Jan. 5, 2004. This call is also being audiocast on www.cibc.com: About CIBC. An archived version of the audiocast will be available following the call on www.cibc.com: About CIBC.

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CIBC, headquartered in Toronto, Canada, is a leading North American financial institution providing financial services to more than nine million customers, including retail and small business banking customers as well as corporate and investment banking customers. Founded in 1867, CIBC today offers a full range of products and services through its comprehensive electronic banking network and at branches and offices across Canada, the United States and around the world. You can find other news releases and information about CIBC in our Press Centre on our corporate website at www.cibc.com.

Contact: Robert Waite, Senior Vice-President, Communications and Public Affairs (416) 956-3330; Kathryn A. Humber, Senior Vice-President, Investor Relations (416) 980-3341

The board of directors of CIBC reviewed this press release prior to it being issued.

This news release contains forward-looking statements which are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, financial condition, strategies and outlook of CIBC. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control could cause actual results to differ materially from the expectations expressed in CIBC’s forward- looking statements. Readers should not place undue reliance on CIBC’s forward- looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this news release.

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